1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2004

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

April 29, 2004

Results for the Quarter
ended March 31, 2004

* The information contained herein is based on Korean GAAP.

Seoul, Korea, April 29, 2004 – SK Telecom Co., Ltd. (KSE: 017670, NYSE: SKM) (“SKT” or “the Company”), the leading wireless telecommunications company in Korea, today announced the results of its operations for the quarter ended March 31, 2004.

This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.

Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom’s latest annual report on Form 20-F and in SK Telecom’s other filings with The U.S. Securities and Exchange Commission (SEC).

I.	Financial Highlights

•	Summary of Income Statement

(KRW bn)	Q1. ’04	Q1. ’03	Change		Q1. ’04	Q4. ’03	Change
Operating revenue	2,401	2,243	7%		2,401	2,480	-3%
Operating expenses	1,709	1,492	15%		1,709	1,788	-4%
Operating income	691	751	-8%		691	693	-0%
Operating margin	28.8%	33.5%	-4.7	%p	28.8%	27.9%	0.9	%p
Other income	90	49	85%		90	53	69%
Other expenses	111	149	-26%		111	186	-40%
Ordinary income	670	650	3%		670	560	20%
Net income	453	449	1%		453	433	4%
Net margin	18.9%	20.0%	-1.2	%p	18.9%	17.5%	1.4	%p
EBITDA 1)	1,063	1,094	-3%		1,063	1,186	-10%
EBITDA margin	44.3%	48.8%	-4.5	%p	44.3%	47.8%	-3.6	%p

1)	EBITDA = Operating income + Depreciation (including R&D related depreciation)

•	Other Main Items

(KRW bn)	Q1. ’04	Q1. ’03	Change		Q1. ’04	Q4. ’03	Change
Wireless Internet sales	392	265	48%		392	411	-5%
% of Cellular revenue	18.1%	13.4%	4.8	%p	18.1%	18.5%	-0.3	%p
Marketing expenses	478	357	34%		478	451	6%
- Marketing commissions	386	264	46%		386	346	12%
- Advertising	92	93	-1%		92	105	-13%
% of Revenue	19.9%	15.9%	4.0	%p	19.9%	18.2%	1.7	%p
Capital expenditure	106	174	-39%		106	797	-87%
% of Revenue	4.4%	7.8%	-3.4	%p	4.4%	32.1%	-27.7	%p
Interest-bearing debt	4,118	5,815	-29%		4,118	4,351	-5%
Debt/Equity ratio	68.2%	117.8%	-49.6	%p	68.2%	73.2%	-5.0	%p

II.	Financial Results

1.	Income Statement

A.	Operating revenue

(KRW bn)	Q1. ’04	Q1. ’03	Change		Q1. ’04	Q4. ’03	Change
Sign-up fees	53	45	17%		53	44	21%
Monthly fees	755	718	5%		755	734	3%
Call charges	877	850	3%		877	957	-8%
VAS & others	84	105	-20%		84	81	4%
Wireless Internet sales	392	265	48%		392	411	-5%
% of Cellular service	18.1%	13.4%	4.8	%p	18.1%	18.5%	-0.3	%p

Total cellular service	2,161	1,983	9%		2,161	2,228	-3%

Interconnection revenue	240	260	-8%		240	253	-5%

L -> M	126	164	-23%		126	145	-13%
M -> M	113	96	18%		113	108	5%

Operating revenue	2,401	2,243	7%		2,401	2,480	-3%

1)	Sign-up Fees

–	The increase was due to the increase in new subscriber addition during the 1st quarter.

2)	Monthly Fees

–	The increase was due to the increase in number of subscribers.

3)	Call Charges

–	The call charge increased 3% YoY due to the increase in number of subscribers and MOU.

–	The QoQ decrease was due to the MOU decrease during the quarter, affected by seasonality. (less number of days in February and Lunar New Year holidays)

4)	VAS & Others

–	VAS and Others sales have decreased YoY mainly due to the Caller ID tariff cut, however, QoQ sales have increased because of increase in VAS subscribers including Color Ring and automatic roaming service.

5)	Wireless Internet Sales

–	The Wireless Internet sales decreased QoQ due to the extraordinary 4th quarter sales last year, resulted from higher usage of contents and phone mail at the end of the year. However, Wireless Internet sales increased YoY owing to the continuous growth in Wireless Internet usage.

–	Wireless Internet sales accounted for 18% of cellular service revenue in the 1st quarter.

6)	Interconnection Revenue

–	L-M: Decreased due to the estimated interconnection rate reduction and less traffic.

–	M-M: Despite the estimated reduction in interconnection rate, M-M revenue increased due to the increase in voice and SMS usages.

*	Although this year’s interconnection rate reduction has not been finalized, 1st quarter interconnection revenue was adjusted assuming the same adjustment amount as last year applying a very conservative accounting practice.

B.	Operating expenses

(KRW bn)	Q1. ’04	Q1. ’03	Change	Q1. ’04	Q4. ’03	Change
Labor cost	162	124	31%	162	105	55%
Commissions paid	652	525	24%	652	663	-2%
Marketing commissions	386	264	46%	386	346	12%
Initial commissions	85	68	26%	85	59	45%
Monthly commissions	105	104	1%	105	105	1%
Retention commissions	195	92	112%	195	182	7%
Other commissions	266	261	2%	266	318	-16%
Advertising	92	93	-1%	92	105	-13%
Depreciation 1)	372	343	8%	372	494	-25%
Network interconnection	168	181	-7%	168	131	27%
M -> M	127	121	6%	127	138	-8%
M -> L	40	61	-33%	40	(7)	-700%
Leased line	82	73	12%	82	77	6%
Others 2)	182	153	19%	182	212	-14%

Operating expenses	1,709	1,492	15%	1,709	1,788	-4%

1)	Includes R&D expenses related depreciation

2)	For details, please refer to non-consolidated statements of income in appendix

1)	Labor cost

–	Labor cost has increased due to increase in regular wages and the incentive bonus payment based on company’s performance last year in order to enhance employees motivation.

2)	Commissions paid

–	Marketing Commissions
Marketing commissions have increased due to increase in the subscriber addition, enhancement of handset replacement program and expansion of membership program to lock-in quality subscribers under MNP environment.

–	Other Commissions
The QoQ decrease was mainly due to the decrease in the payment of Information Usage Fee to Content Providers as the Contents usage revenue decreased and the decrease in consulting fee, such as market research fee.

3)	Advertising cost

–	The decrease in advertising cost during the 1st quarter was due to the shift in marketing focus from advertising to distribution channel management, which would have more direct impact on customer retention under the MNP environment.

4)	Depreciation

–	The YoY increase was due to the amortization of WCDMA frequency usage right from Dec 2003. The QoQ decrease was due to less investment in the 1st quarter compared to 4th quarter last year and SKT’s accelerated depreciation method.

5)	Network interconnection

–	M-M: The QoQ interconnection cost decreased due to the same rate of downward interconnection rate adjustment as last year. However, the YoY cost increased due to the higher traffic volume during the quarter.

–	M-L: The YoY cost decreased due to the same rate of downward interconnection rate adjustment as last year, and less Universal Service Fund (USF) contribution. However, the QoQ cost increased due to the reimbursement of KRW 45.2 billion of USF in the 4th quarter.

6)	Leased line

–	Leased line expense increased as more lines were leased to accommodate subscriber growth and increased traffic and to enhance call quality.

C.	Non-operating items

(KRW bn)	Q1. ’04	Q1. ’03	Change	Q1. ’04	Q4. ’03	Change
Other income	90	49	85%	90	53	69%
Interest income	19	12	63%	19	22	-11%
Equity in earnings of affiliates	24	—	N/A	24	—	N/A
Others 1)	47	37	27%	47	32	48%

Other expenses	111	149	-26%	111	186	-40%
Interest	76	87	-12%	76	91	-17%
R&D contribution & donations	19	20	-6%	19	29	-36%
Others 1)	16	43	-63%	16	65	-76%

1)	For details, please refer to non-consolidated statements of income in appendix

1)	Interest Income

–	The YoY increase was due to higher yield but QoQ interest income was down due to the decreased average balance.

2)	Interest

–	The QoQ decrease was due to the decrease in average balance of interest-bearing debt, and lower cost of borrowing.

3)	Others in Non-operating Income/ Expenses

–	The increase in non-operating income was mainly due to equity method profit from subsidiaries including SK Teletech, and dividend income from POSCO etc.

–	One-off charges such as loss on disposal of property and equipment have decreased.

2.	Capital Expenditure

(KRW bn)	Q1. '04	Q1. '03	Change	Q1. '04	Q4. '03	Change
Network	63	88	-29%	63	609	-90%

95 A/B	14	8	77%	14	54	-74%
CDMA 2000 1X	26	65	-59%	26	281	-91%
1X	24	60	-60%	24	259	-91%
EV-DO	2	5	-53%	2	21	-89%
WCDMA	3	—	N/A	3	114	-98%
Backbone & others	19	15	33%	19	160	-88%

Non-Network	44	86	-50%	44	188	-77%

Wireless Internet & marketing	24	49	-51%	24	115	-79%
General supporting	19	37	-48%	19	73	-73%

Total CapEx	106	174	-39%	106	797	-87%

3.	Balance Sheet

(KRW bn)	04.3	03. 3	Change		04. 3	03.12	Change
Total assets	13,415	13,104	2%		13,415	13,376	0%
Current assets	3,626	4,109	-12%		3,626	3,461	5%
Cash & marketable securities	766	1,621	-53%		766	988	-22%
Investment assets	1,898	2,352	-19%		1,898	1,763	8%
Property & equipment	4,358	4,279	2%		4,358	4,552	-4%
Intangible assets	3,533	2,364	49%		3,533	3,600	-2%

Total liabilities	7,379	8,166	-10%		7,379	7,434	-1%
Current liabilities	3,969	4,929	-19%		3,969	4,232	-6%
Short-term borrowings	576	1,691	-66%		576	729	-21%
Current portion of long-term debt	1,134	1,140	-1%		1,134	1,364	-17%
Long-term liabilities	3,409	3,238	5%		3,409	3,202	6%
Bond payable & long-term borrowings	2,408	2,984	-19%		2,408	2,258	7%

Total shareholders’ equity	6,036	4,938	22%		6,036	5,942	2%

Debt/Equity ratio 1)	68.2%	117.8%	-49.6	%p	68.2%	73.2%	-5.0	%p

1)	Debt/Equity Ratio = Interest-bearing debt / Shareholders’ equity

*	Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Long-term borrowings & corporate bonds

1)	Current Assets

–	Cash & Marketable Securities balance decreased mainly due to the debt repayment during the period.

2)	Intangible Assets

–	The YoY increase was due to the WCDMA frequency usage right from the merger with SK IMT

3)	Total Liabilities

–	Liabilities decreased due to debt repayment using internal cash because of reduced economic uncertainties.

–	Debt to Equity ratio fell to 68%.

4)	Total Shareholders’ Equity

–	Increased due to the increase in retained earnings

III.	Operating Result

	Q1. ’04		Q1. ’03	Change		Q1. ’04		Q4. ’03	Change
Subscribers (’000)	18,439		17,628	5%		18,439		18,313	1%
Net adds	126		408	-69%		126		294	-57%
Activations	1,210		945	28%		1,210		935	29%
Deactivations	1,085		537	102%		1,085		641	69%
Monthly churn rate	2.0%		1.0%	1.0	%p	2.0%		1.2%	0.8	%p
Average subscribers(’000)	18,343		17,428	5%		18,343		18,135	1%

ARPU (KRW)	43,623		42,895	2%		43,623		45,590	-4%
Sign-up fee	968		868	12%		968		812	19%
Monthly fee & call charge	29,655		29,981	-1%		29,655		31,089	-5%
VAS & others	1,529		2,011	-24%		1,529		1,488	3%
Wireless Internet	7,116		5,068	40%		7,116		7,558	-6%
Interconnection	4,355		4,968	-12%		4,355		4,643	-6%

MOU (Minutes)
Outgoing	195	1)	186	5%		195	1)	205	-5%
Incoming	111	1)	112	-1%		111	1)	115	-4%

Subscribers by handset feature (’000)
1x (Including EV-DO)	15,452		11,173	38%		15,452		14,424	7%
EV-DO (Including June)	4,684		608	671%		4,684		3,562	31%
June	2,319		393	491%		2,319		1,678	38%
Color	12,098		6,211	95%		12,098		10,570	14%

Data ARPU by handset (KRW) 2)
2G	1,461		1,419	3%		1,461		1,357	8%
1X(Including EV-DO)	7,710		6,356	21%		7,710		8,270	-7%
Color	9,441		9,329	1%		9,441		10,587	-11%

1)	February, March 2004 MOU is estimate.

2)	Excludes others in wireless internet sales such as financial enabler, Solution/Platform sales, etc.

IV.	Appendix (Non-Consolidated Statements of Income)

(KRW mn)	Q1. ’04	Q1. ’03	Change	Q1. ’04	Q4. ’03	Change
Operating revenue	2,400,568	2,242,746	157,823	2,400,568	2,480,397	(79,829)

Operating expenses	1,709,397	1,491,808	217,590	1,709,397	1,787,640	(78,243)

Labor cost	162,392	123,926	38,466	162,392	104,753	57,639
Commissions paid	651,940	525,085	126,855	651,940	663,493	(11,554)
Advertising	91,645	92,696	(1,051)	91,645	105,485	(13,840)
Depreciation 1)	371,791	343,331	28,459	371,791	493,687	(121,896)
Network interconnection	167,568	181,112	(13,544)	167,568	131,496	36,073
Leased line	82,001	72,894	9,107	82,001	77,027	4,975
Rent	39,132	30,644	8,488	39,132	39,190	(58)
Frequency usage fees	33,940	31,569	2,371	33,940	32,146	1,794
Bad debt	—	3,731	(3,731)	—	8,287	(8,287)
Others	108,988	86,820	22,169	108,988	132,076	(23,088)

Operating income	691,171	750,938	(59,767)	691,171	692,757	(1,586)

Other income	89,939	48,695	41,244	89,939	53,285	36,654

Interest income	19,209	11,813	7,397	19,209	21,545	(2,335)
Equity in earnings of affiliates	23,765	—	23,765	23,765	—	23,765
Dividend income	17,529	85	17,443	17,529	0	17,529
Foreign exchange & translation gains	9,479	2,453	7,026	9,479	(9,512)	18,991
Others	19,957	34,344	(14,388)	19,957	41,252	(21,295)

Other expenses	110,839	149,479	(38,641)	110,839	185,979	(75,140)

Interest	76,044	86,734	(10,690)	76,044	91,369	(15,324)
R&D contribution & donations	18,954	20,102	(1,148)	18,954	29,464	(10,510)
Equity in losses of affiliates	—	11,405	(11,405)	—	12,473	(12,473)
Foreign exchange & translation losses	1,900	11,796	(9,896)	1,900	(1,596)	3,496
Loss on impairment of investment securities	—	16,417	(16,417)	—	1,626	(1,626)
Loss on disposal of investment assets, & property/equipment	7,477	2,271	5,206	7,477	46,997	(39,519)
Others	6,463	753	5,709	6,463	5,646	817

Ordinary income	670,272	650,154	20,118	670,272	560,063	110,208
Income before income taxes	670,272	650,154	20,118	670,272	560,063	110,208
Income taxes	217,757	201,480	16,277	217,757	126,833	90,924
Net income	452,515	448,674	3,841	452,515	433,230	19,284

1)	Includes R&D expenses related depreciation

IV.	Appendix (Non-Consolidated Balance Sheets)

(KRW mn)	04.3	03.3	Change	04.3	03.12	Change
Total assets	13,414,555	13,104,257	310,298	13,414,555	13,375,959	38,596

Current assets	3,626,023	4,108,732	(482,708)	3,626,023	3,460,706	165,317

Cash and marketable securities 1)	765,743	1,620,876	(855,132)	765,743	987,646	(221,902)
Accounts receivable — trade	1,422,464	1,253,421	169,043	1,422,464	1,438,836	(16,372)
Accounts receivable — other	1,212,653	1,103,879	108,774	1,212,653	811,496	401,157
Short-term loans	60,271	27,640	32,631	60,271	51,102	9,169
Inventories	8,308	9,872	(1,564)	8,308	8,024	285
Other	156,583	93,045	63,538	156,583	163,602	(7,019)

Investment assets	1,897,839	2,352,419	(454,580)	1,897,839	1,763,359	134,480

Investment securities 2)	1,552,525	2,010,099	(457,574)	1,552,525	1,418,734	133,791
Long-term loans	39,081	54,215	(15,133)	39,081	41,591	(2,510)
Guarantee deposits	248,558	240,170	8,388	248,558	246,004	2,554
Other	57,674	47,935	9,739	57,674	57,030	644

Property & equipment	4,358,192	4,279,040	79,152	4,358,192	4,551,626	(193,434)

Land	444,791	439,270	5,521	444,791	446,574	(1,783)
Building & fixture	824,225	775,553	48,673	824,225	840,237	(16,012)
Machinery	2,411,195	2,499,356	(88,161)	2,411,195	2,625,307	(214,112)
Vehicles & others	253,354	330,904	(77,549)	253,354	329,945	(76,591)
Construction in progress	424,626	233,958	190,668	424,626	309,564	115,063

Intangible assets	3,532,501	2,364,066	1,168,435	3,532,501	3,600,268	(67,767)

Total liabilities	7,378,512	8,166,462	(787,951)	7,378,512	7,434,121	(55,609)

Current liabilities	3,969,179	4,928,846	(959,667)	3,969,179	4,231,974	(262,795)

Short-term borrowings	575,676	1,691,326	(1,115,651)	575,676	728,669	(152,994)
Accounts payable	773,744	903,446	(129,702)	773,744	1,117,835	(344,091)
Income taxes payable	405,869	411,083	(5,214)	405,869	399,852	6,017
Accrued expenses	366,703	359,974	6,729	366,703	401,245	(34,542)
Current portion of long-term debt	1,134,013	1,139,794	(5,781)	1,134,013	1,364,264	(230,252)
Other	713,174	423,223	289,952	713,174	220,109	493,066

Long-term liabilities	3,409,332	3,237,617	171,716	3,409,332	3,202,147	207,186

Bond payable & long-term borrowings	2,407,921	2,984,162	(576,241)	2,407,921	2,258,276	149,645
Facility deposits	41,238	45,249	(4,011)	41,238	44,197	(2,958)
Accrued severance indemnities	78,798	55,448	23,350	78,798	63,663	15,135
Others	881,375	152,758	728,618	881,375	836,011	45,364

Total shareholders’ equity	6,036,044	4,937,794	1,098,249	6,036,044	5,941,838	94,205

Capital stock	44,639	44,576	63	44,639	44,639	—
Capital surplus	2,915,964	2,884,355	31,608	2,915,964	2,915,964	—
Retained earnings	5,187,985	4,184,402	1,003,583	5,187,985	5,140,349	47,636
Capital adjustments	(2,112,544)	(2,175,539)	62,995	(2,112,544)	(2,159,114)	46,569
Treasury stock	(2,047,105)	(2,047,087)	(18)	(2,047,105)	(2,047,103)	(2)
Unrealized gain(loss) on valuation of investment securities	(69,464)	(131,322)	61,858	(69,464)	(115,752)	46,288
Stock options	4,024	2,870	1,154	4,024	3,741	284

1)	Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included

2)	Investment securities : Investments in affiliates with more than 20% interest, listed companies & non-listed companies are included

V.	IR Contacts

IR Office	Title	Telephone	Email
Tae-Jin Park	Head of IR Team	02)2121-4212	tjpark@sktelecom.com
Jeong-Hwan Choi	Senior Manager	02)2121-4213	choi72@sktelecom.com
Uk Jang	Manager	02)2121-4215	ujang@sktelecom.com
JS Oh	Assistant Manager	02)2121-4210	jsoh@sktelecom.com
Hannah Kim	Assistant Manager	02)2121-4542	hannah@sktelecom.com

Thank you.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

	By:	/s/ Sung Hae Cho Name: Sung Hae Cho Title: Vice President
Date: May 3, 2004